FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16of
the Securities Exchange Act of 1934

For the Month of February 2004

       Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 11, 2004, announcing that Registrant has signed an agreement with the Mexican telecommunications government company, Telecomunicaciones de Mexico for its telecom and telegraphic public services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Shlomo Rodav —————————————— Shlomo Rodav Chairman of the Board of Directors

Dated: February 12, 2004

Feb 11, 2004

Gilat to Supply Mexico’s Telecomm Telegrafos with SkyStar 360E Hub and 733 Remote VSAT Sites
Gilat to announce end of year earnings on February 17, 2004

Mexico City, Mexico, February 11, 2004 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), a worldwide leader in satellite networking technology, announced today that it has signed an agreement with the Mexican telecommunications government company, Telecomunicaciones de México for its telecom´s and telegrafhic public services. The agreement calls for the deployment of a SkyStar 360E hub and up to 2,000 remote sites. In the initial phases, completed in Q4 of 2003, Gilat provided a hub and 733 VSATs to expand and replace existing satellite-based technology. The Company anticipates providing an additional 1,267 VSATs during the course of 2004.

Telecomunicaciones de México (TELECOMM) is a state owned enterprise founded in 1989 and is in charged of telegraphic public, mobile satellite and teleports services. The core business is the money transfers, operated by satellite links and computer systems, in order our 1,555 POS are spread all over México even in little towns and rural communities. TELECOMM also offers telegrams, telex and fax, as well as voice traffic, email, Internet, fixed and mobile satellite and services. More than half of the POS have been equipped with dial up lines while the remaining sites fitted with another vendor’s VSAT technology. These sites will now all be replaced with Gilat’s SkyStar 360E platform.

Gilat has already deployed 3,000 satellite-based rural telephony sites for the SCT, using its DialAw@y IP VSAT platform. In addition, Gilat’s large customer base in Mexico includes among others, companies such as Telmex, Elektra, GlobalSat and Comsat.

Melinda Givaudan, General Manager for Gilat Mexico, said, “having won this bid proves again that when compared to other technologies Gilat continues to demonstrate superiority. We are pleased to continue growing our relationship with the SCT and to be providing state-of-the-art technology to meet their demands.”

The Skystar 360E platform offers a flexible, two-way, satellite-based solution enabling interactive broadband IP and multicasting applications. With DVB standards and extensive IP capabilities, the Skystar 360E supports virtually any data and IP multicast application.

The Company also announced its intention to release its 2003 earnings results on February 17, 2004.

About Telecomunicaciones de Mexico
TELECOMM was created in 1989 and is in charged of telegraphic public, mobile satellite and teleports services. The main objective is offering telegraphic public, wire transfers and satellite communications (fixed and mobile). TELECOMM covers 1,555 POS spread all over Mexico, operates 38 million of services by which transfer 2.6 billions of dollars, helps to governmental Oportunidades Program for assistant 2.7 millions of poor people, transmit fixed satellite signals for the Educational Satellite Network (EDUSAT), and voice and data mobile satellite services, specially for 13,300 rural communities less than 500 hundred inhabitants.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc., Gilat Latin America and rStar Corporation (RSTRC), is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology – with more than 450,000 VSATs shipped worldwide. Gilat, headquartered in Petah Tikva, Israel, markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition the Company markets Skystar Advantage®, DialAw@y™ IP, FaraWay™, Skystar 360E™ and SkyBlaster* 360 VSAT products in more than 80 countries around the world. Gilat provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. SkyEdge, Skystar Advantage, Skystar 360E, DialAw@y IP and FaraWay are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.) Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Investor Inquiries:
Tim Perrott
Tel: +1703-848-1515

Gilat Media Contact:
Barry Spielman,
Senior Director, Corporate Marketing
tel: +(972)3-925-2201
barrys@gilat.com